UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2010
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                                ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐ Yes                      ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

1.     Attached hereto  as Exhibit 1 and incorporated herein by reference is the Registrant's Press Release dated May 17, 2010 announcing the filing of a shelf prospectus in Israel.

2.     Attached hereto  as Exhibit 2 and incorporated herein by reference is the English portion of Registrant's shelf prospectus made public in Israel.

The Registrant has not yet made any decision as to the offering of any securities, nor as to the scope, terms or timing of any such offering, nor is there any certainty that such an offering will be made.  Securities, if offered, will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons absent registration or applicable exemption from the registration requirements of the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)

By:	/s/ Ronit Zmiri
Name: Ronit Zmiri
Title: Corporate Secretary

Dated: May 17, 2010

EXHIBIT INDEX

Exhibit No.	Description

1.	Press release issued by Registrant dated May 17, 2010 announcing the filing of a shelf prospectus in Israel.

2.	The English portion of Registrant's shelf prospectus made public in Israel.

Exhibit 1

 ELBIT SYSTEMS LTD. ANNOUNCES THE
FILING OF A SHELF PROSPECTUS IN
ISRAEL

Haifa, Israel, May 17, 2010 – Elbit Systems Ltd. (NASDAQ and TASE:ESLT) (the "Company") announced today that it has filed a shelf prospectus with the Israel Securities Authority and the Tel Aviv Stock Exchange.

The shelf prospectus is valid for a period of two years and allows the Company to raise from time to time funds through the issuance of notes and/or warrants exercisable into notes, at the discretion of the Company. Any future offering of these securities will be made pursuant to a supplemental shelf offering report which will describe the terms of the securities being offered and the specific details of the offering.

The Company has not yet made any decision as to the offering of any securities, nor as to its scope, terms or timing and there is no certainty that such an offering will be made.

Securities, if offered, will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” of the Securities Act) absent registration under the Securities Act or without applicable exemption from the registration requirements of the Securities Act.  Any offering of securities pursuant to the shelf prospectus and any supplemental shelf offering report, if made, will be made only in Israel.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.
For additional information, visit: www.elbitsystems.com.

Company Contact:

Joseph Gaspar, Executive VP & CFO
Dalia Rosen, VP & Head of Corporate Communications
Elbit Systems Ltd
Tel:  +972-4-8316663
Fax: +972-4-8316944
E-mail: j.gaspar@elbitsystems.com
            dalia.rosen@elbitsystems.com
IR Contact: Ehud Helft / Kenny Green CCG Investor Relations Tel: 1-646-201-9246 E-mail:elbitsystems@ccgisrael.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Exhibit 2

The securities have not been registered with the United States Securities and Exchange Commission (SEC) and are not being offered in the United States or to "U.S. Persons" as defined under Regulation S of the U.S. Securities Act of 1933 (A U.S. Person generally includes any natural person resident in the United States and any partnership or corporation organized or incorporated under the laws of the United States).

3.1           General

International Disclosure Standards

The consolidated financial statements of Elbit Systems Ltd. (Elbit Systems) incorporated by reference in this prospectus are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). Unless otherwise indicated, all financial information contained or incorporated by reference in this prospectus is presented in U.S. dollars. References in this prospectus to the “Company”, “we”, “our”, “us” and terms of similar meaning refer to Elbit Systems and our subsidiaries unless the context requires otherwise.

3.2           Forward-Looking Statements

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to our current plans, estimates, strategies, goals and beliefs and as such do not relate to historical or current fact. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.

Forward-looking statements contained herein generally are identified by the words “believe,” “project”, “expect”, “will likely result”, “strategy”, “plan”, “may”, “should”, “will”, “would”, “will be”, “will continue”, “will likely result” and similar expressions. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions and are not guarantees of future performance and involve certain risks and uncertainties, the outcomes of which cannot be predicted. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation:

●	the scope and length of customer contracts;

●	governmental regulations and approvals;

●	changes in governmental budgeting priorities;

●	general market, political and economic conditions in the countries in which we operate or sell, including Israel and the United States among others;

●	differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and

●	the outcome of legal and/or regulatory proceedings.

The factors listed above are not all-inclusive, and further information about risks and other factors that will affect our future performance is contained in this prospectus and in our annual report on Form 20-F for the year ended December 31, 2009 (2009 20-F). All forward-looking statements speak only as of the date of this prospectus. We expressly disclaim any obligation to update or review any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

3.3           Summary Information Regarding the Company

You should read the following summary together with the more detailed information regarding us and the securities that may be offered hereby, including the risks discussed under the heading "Risk Factors," contained in this prospectus and in any supplemental shelf offering report. You should also read carefully the consolidated financial statements and notes thereto and the other information about us that is incorporated by reference in this prospectus, including our 2009 20-F and our Form 6-K regarding our financial results for the first three months of 2010 (the "2010 First Quarter Results Announcement"), which are incorporated by reference into this prospectus.

Our Company

Our main offices are in the Advanced Technology Center, Haifa 31053, Israel, and our main telephone number at that address is (972-4) 8315315.

Business Overview - Principal Activities

We are an international defense electronics company engaged in a wide range of programs throughout the world. The Company operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (C4ISR), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, electronic warfare (EW) suites, airborne warning systems, electronic intelligence systems, data links, military communications systems and radios. We also focus on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications. In addition, we provide a range of support services.

Our major activities include:

●	military aircraft and helicopter systems;

●	helmet mounted systems;

●	commercial aviation systems and aero structures;

●	unmanned aircraft systems;

●	naval systems;

●	land vehicle systems;

●	command, control, communications, computer and intelligence (C4I) systems;

●	electro-optic and countermeasures systems;

●	homeland security systems;

●	EW and signal intelligence systems; and

●	various commercial activities.

Many of these major activities have a number of common and related elements. Therefore, we often jointly conduct marketing, research and development, manufacturing, performance of programs, sales and after sales support among these areas of activities.

Overview of Current Business Operations

The major activities described below often operate in an interrelated manner.

Military Aircraft and Helicopter Systems

We supply a comprehensive portfolio of advanced airborne electronic and electro-optic systems and products to leading military aircraft manufacturers and end users. Our systems and products are designed to enhance operational capabilities and extend aircraft life cycles. Our military airborne systems are compatible with emerging net-centric concepts supporting enhanced situational awareness, faster decision making and optimal response. Our airborne C4ISR solutions provide pilots with data, communications and real-time situation pictures, as well as the ability to share mission-critical data with ground and naval platforms, thus enhancing joint, effectiveoperations between air to air, air to ground, manned and unmanned platforms via common avionics and C4I solutions. Our multidisciplinary approach extends to designing training and simulation systems that accommodate evolving missions and combine air and ground systems in a single architecture.

Our airborne systems provide a range of solutions from a single sensor to an entire cockpit avionics suite. We integrate our systems on fixed and rotary-wing, eastern and western, new and mature aircraft. As a world leader in aircraft and helicopter upgrade programs, we integrate advanced weapon, communication, navigation, electro-optic and EW systems, providing advanced net-centric capabilities for fast, precise missions. Our upgrade programs support greater fleet availability, allowing fewer aircraft to perform more missions. We support life cycle extension of our customers’ fleets. We supply logistic support services for airborne platforms, including repair and maintenance centers, training and spare parts.  In 2009, we enhanced our position in the trainer and simulation area through the acquisition of the assets of BVR Systems (1998) Ltd., an Israeli company engaged in the development and production of training, simulation and debriefing systems for air, sea and ground forces.

Helmet Mounted Systems

We design and supply a range of advanced helmet mounted systems (HMS), including helmet mounted displays (HMDs) for fixed-wing aircraft and rotary aircraft pilots. These include tracking and display systems, both for day and night flying. Our systems measure the pilot’s line of sight, slave weapons and sensors to the target, identify target location and bring displays to the pilot’s eye level. We supply our HMS as part of our upgrade programs as well as on a stand-alone basis.

We are engaged in a wide range of HMS activities. We are a leading supplier of HMDs for helicopters. Also, through Vision Systems International LLC, a company owned 50% each by our subsidiary, Elbit Systems of America, LLC, and Rockwell Collins Inc., we are a leader in HMS for fighter aircraft.

Commercial Aviation Systems and Aero Structures

Leveraging our core competencies in airborne defense systems, as well as our legacy strengths in commercial aviation, we provide a range of systems and products for the commercial and business aviation market. These activities mainly include vision-based cockpit concept systems, other avionics systems, electrical systems, pressurization systems and aero structure products.

Our commercial aviation experience extends over 80 years, with Elbit Systems of America’s Commercial Aviation Solutions – Kollsman Business Unit’s continuation of Paul Kollsman’s legacy altimeter products. Our activities in commercial avionics has evolved in recent years and covers a wide range of cockpit displays, head-up displays and other avionics systems including complete glass-cockpit integrated avionics suites. We are a world leader in the area of advanced enhanced vision systems (EVS), achieving the world’s first U.S. Federal Aviation Administration (FAA)-certified EVS.

Our commercial avionics systems are employed on fixed-wing aircraft such as the Gulfstream 150, 200, 300, 350, 400, 450, 500 and 550, the MD-10 and MD-11, the Airbus A300 and A310, the Cessna CJ 1, 2, 3 and 4 Bravo, XLS, Citation Mustang, ENCORE, Hawker Beechcraft 400XP and 800XP and King Air series, as well as on helicopters such as the EC-225 and EC-725.

UAS (Unmanned Aircraft Systems)

We design and supply integrated UAS for a range of applications. We design and manufacture a variety of UAS platforms, including the Hermes® and Skylark® families of UAS. We also design and supply command and control ground station elements that can be adapted for various types of UAS. We supply UAS training systems with capabilities to simulate payload performance, malfunctions and ground control station operation. We design and supply engines, data links, stabilized electro-optic payloads and electronic intelligence (ELINT) and communications intelligence (COMINT) payloads for UAS. Our UAS technology has also been applied to our unmanned ground vehicle and unmanned surface vessel activities described below.

Naval Systems

Our naval systems include naval combat and C4I management systems, shipboard combat system integration, naval electro-optic observation systems, naval tactical trainers, submarine and surface electronic support measurement systems, shipboard SIGINT including COMINT and ELINT systems, shipboard decoy countermeasure launching systems and unmanned surface vessels.

Land Vehicle Systems

We upgrade and modernize tanks, other combat vehicles and artillery platforms both as a prime contractor and as a systems supplier to leading platform manufacturers. Our land vehicle and platform solutions cover the entire combat vehicle spectrum, from complete modernization, to system supply to maintenance depots and life cycle support services. Our systems are operational on a full range of tracked and wheeled combat vehicles including main battle tanks, medium and light tanks, light armored vehicles, armored personnel carriers, wheeled vehicles and artillery platforms. We also develop and supply unmanned ground vehicles and robotic devices for a variety of land based missions. In addition, we supply training systems for tanks and fighting vehicles.

Our land vehicle systems include fire control systems, electric gun and turret drive and stabilization systems, unmanned turrets, overhead remote control weapon stations, battle management systems, forward-looking (FLIRs) sensors, gunner’s and commander’s sights, laser range-finders, laser warning systems, threat detection systems, reconnaissance systems, displays, life support systems and hydraulic systems for tanks, personnel carriers and other combat vehicles.

Utilizing our experience from advanced avionics systems, electro-optic thermal imaging and C4I systems, we adapt and develop “tankionics” for land vehicles that shorten the “sensor to shooter” loop. Land vehicles containing our systems and products include the Merkava, M1 Abrams, Centurion, M-60, T-55, T-72, Bradley A-3, Leopard, Fennek, PzH 2000, CV-90, MLRS, HIMARS, MTVR, MRAP, AMX-30, SK-105, MK-109, ULAN, Pandur, LAV, Patria AMV, Iveco LMV and Piranha III. During 2009, we enhanced our position in the land vehicle area by acquiring the balance of the shares of Kinetics Ltd., which develops and manufactures products for land vehicles and by our acquisition of a 19% interest in Mikal Ltd., an Israeli company holding interests in two main areas relating to land vehicles, including Soltam Systems Ltd. in the area of artillery systems and Symar Ltd. in the area of armored fighting vehicles.

C4I Systems

 Our land-based C4I systems, that began years ago with the design and development of software-based building blocks, have evolved into a broad portfolio of integrated solutions linking every military echelon to real-time mission-critical information, from headquarters battle management systems, to integrated infantry combat systems to “system of systems” such as the “Digital Army Program”. Building on in-house capabilities and core technologies, we provide net-centric compatible solutions ranging from target acquisition, to battle management to communication systems. We supply our advanced land-based C4I systems as part of turn-key solutions as well as on a stand-alone basis. Our solutions cater to all types of land combatant forces and can be integrated into military vehicles.

 Our land-based C4I systems are designed for real-time operational and situational awareness, assuring fighting forces constant access to command and control. As part of the “total force” concept, we provide our customers with the capabilities to deploy land forces on a networked and joint basis, maximizing power and ability to accomplish missions while minimizing the risk of friendly fire and collateral damage. Our battle-proven, interconnected systems enable modern forces to synchronize their response with speed, precision and intelligence. Our C4I systems provide comprehensive net-centric solutions for low intensity conflicts (LIC) and counter-terror activities. Our systems connect intelligence data to combat forces via C4I networks and mobile command and control posts. Our integrated infantry systems provide infantry units with C4ISR, field intelligence, urban warfare and peacekeeping capabilities. We also design and supply military information technology (IT) systems and integrated information gathering systems to various governmental agencies for border control and management systems, crime prevention and other governmental applications.

We have access to the full range of radio and military communications solutions developed by Tadiran Communications Ltd. (Tadiran Communications) over the last 40 years and recently by Elbit Systems Land and C4I – Tadiran Ltd. (ESLC-T). In 2008, we completed the merger of Tadiran Communications' Israeli activities into ESLC-T as well as the incorporation of Tadiran Communications' U.S. subsidiary Talla-Com into Elbit Systems of America’s C4I Solutions business unit. Tadiran Communications’ radios and communications systems and products are now incorporated into our overall C4I solutions as well as sold on a stand-alone basis to other defense contractors and end users.

During 2009, we added to our C4I technological capabilities through the acquisition of Shiron Communications (1996) Ltd., an Israeli company that provides products for the interactive multimedia broadband satellite market and integrated into Elbit Systems of America the business of Innovative Concepts Inc., which we acquired in 2008.

Electro-Optic and Countermeasures Systems

 Based on more than 70 years of experience in the electro-optic market, we design and manufacture a full range of electro-optic-based solutions for air, land, sea and space applications. We cover the complete spectrum of electro-optic-based solutions with products ranging from laser and thermal imaging systems to head-up displays, through ISR systems – including payloads for space, airborne, naval and land-based missions – to ground integrated sights, electro-optic countermeasures and homeland security solutions. We are one of the few companies in the world that has engineering capability and facilities in-house in all major areas of electro-optics.

Our ISR related business activities – space cameras, airborne reconnaissance and observation & surveillance – share a broad infrastructure of technologies that provide IMINT and long-range observation solutions for space, air, sea and land based sources. In the space area, we also maintain in-house Israel’s national space electro-optics infrastructure. In addition, we supply dedicated satellite cameras for space research and advanced multi-spectral and high resolution pan-chromatic cameras for commercial satellites.

Our electro-optic-based solutions for military fixed-wing and helicopters systems, UAS, commercial aviation systems, naval systems, land vehicle systems and homeland security systems are described elsewhere in this prospectus. In January 2010, we signed an agreement to purchase the balance of the shares in Azimuth Technology Ltd., an Israeli company engaged in electro-optic related activities.

Homeland Security Systems

We design, manufacture and integrate a wide range of comprehensive homeland security and para-government systems and products covering diverse scenarios and applications. These include integrated land, maritime and coastal control and surveillance systems, airport and seaport security systems, border control systems, “safe city” systems, access and border registration control systems, pilot identification systems, transportation security systems, C4I homeland security applications, facility perimeter security products, electronic fences, electro-optic surveillance systems, tactical mini-UAS and communications systems for defense, police, airport, border patrol and coast guard, applications, training and simulation solutions, energy and critical infrastructure protection and other homeland security uses. Many of our defense related activities described elsewhere in this prospectus also have homeland security applications.

EW and SIGINT Systems

 Through Elisra Electronic Systems Ltd., we supply a range of multi-spectral self-protection suites and systems for airborne platforms including advanced EW and electronic countermeasures (ECM) systems, communications jammer solutions, missile warning systems, laser warning systems and radar warning receivers. We also furnish SIGINT systems, including ELINT, COMINT and direction finding (DF) systems, designed for air, ground and naval platforms and applications. We also supply ECM systems, counter improvised explosive devices, data links, search and rescue systems and anti-tactical ballistic missile detection simulation systems.

Various Commercial Activities

We are engaged in applications of our defense technologies to commercial applications as well as other commercial activities. Our current commercial activities, in addition to the activities described under “Commercial Aviation Systems” and elsewhere above, include medical equipment, commercial communications and mobile and wireless telephone network encryptions, microwave technologies and components and spectrum monitoring and control systems, night vision products for the automotive industry, commercial automotive fleet management products, SATCOM equipment and general manufacturing and machinery services.

We own a minority interest in three companies that are primarily engaged in activities for the commercial market. We own an approximately 16% interest in Starling Advanced Communications Ltd., an Israeli company, whose shares are traded on the Tel Aviv Stock Exchange (TASE), and which develops products in the area of internet communications through satellite transmissions and broadband information transfer for commercial aircraft. We own an approximately 19% interest in Chip PC Ltd., an Israeli company whose shares are traded on the TASE, and which is engaged in the development and manufacture of “thin client” solutions enabling server based computing technologies to replace traditional personal computers and deploy and control large numbers of work stations. We also own an approximately 14% equity interest in ImageSat International N.V., a Netherlands Antilles company involved in the operation of satellites for commercial and other applications and providing satellite imagery.

3.4	Recent Developments

Contract from the Department of Defence of the Commonwealth of Australia

On March 15, 2010, we were awarded a contract from the Department of Defence of the Commonwealth of Australia in the amount of approximately $298 million U.S. dollars for the supply, integration, installation and support of a Battle Group and Below Command, Control and Communications (BGC3) system for the Australian Army’s Land 75/125 program. The BGC3 comprises a Battle Management System (BMS) for soldiers, Vehicle Mounted Commanders and Headquarters/Command Post Staff. This project is to be performed over the next three years.  We were selected by the Australian Department of Defence following a world-wide competitive open tender.

Contract for a Customer in Asia

On March 24, 2010, our subsidiary, Elisra Electronic Systems Ltd., was awarded contracts to supply airborne and ground electronic warfare (EW) systems, for a customer in Asia, for an aggregate value of approximately $147 million. The systems are to be delivered over the next three years.

Contracts by Thales UK for the Watchkeeper Project

On April 15, 2010, UAS Tactical Systems Ltd. (U-TacS), our Leicester-based joint company with Thales UK, was awarded a $70 million contract by Thales UK to provide Contractor Logistics Support (CLS) services for the Watchkeeper project to be undertaken over the next three years. The Watchkeeper project is designed to provide the UK armed forces with essential Intelligence, Surveillance, Target Acquisition and Reconnaissance capabilities. U-TacS is in charge of development, integration, test flights and manufacture of the Unmanned Aircraft sub-systems, including the unmanned aircraft, the ground control station, Elbit Systems Electro-Optics Elop's D-CoMPASS™ payload and other systems. In addition, U-TacS provides the Hermes® 450, which the UK armed forces operate in order to support its forces deployed in Afghanistan. U-TacS is held 51% by Elbit Systems with the balance being owned by Thales UK.

Application to Approve a Derivative Action Filed by Certain Minority Shareholders of ImageSat

On April 21, 2010, we were served with an Application to Approve a Derivative Action (the Application) filed in the District Court of Petach Tikva, Israel, by certain minority shareholders of ImageSat International N.V. (ImageSat).  The Application names a number of respondents, including among others, ImageSat, Israel Aerospace Industries Ltd. (IAI), Elbit Systems Electro-Optics Elop Ltd. (Elop), Elbit Systems and several former directors of ImageSat. The former ImageSat directors named as respondents in the Application include, among others, Michael Federmann, Joseph Ackerman and Joseph Gaspar, who were nominated at various times by Elop to ImageSat’s board and who currently serve as Elbit Systems’ Board Chairman, President and CFO, respectively.

The Application requests the Court to approve the filing of a derivative action for alleged breaches by some of the respondents of the applicants’ rights as minority shareholders in ImageSat.  The nature of the allegations are substantially similar to those previously made in claims made in Federal and State Courts in New York, most of which have been dismissed on jurisdictional grounds.

In addition, Elbit Systems and IAI are parties to an agreement according to which IAI will indemnify Elbit Systems, Elop and the directors nominated by Elop to ImageSat’s board, for any losses arising out of the above-mentioned legal proceedings, net of insurance proceeds received from ImageSat insurance policies and any indemnification proceeds received from ImageSat.  Elbit Systems believes that there is no merit or basis to the allegations made in the Application.

Contracts from the Israeli Ministry of Defense

On May 2, 2010, we were awarded an Unmanned Aircraft System (UAS) contract from the Israeli Ministry of Defense, valued at approximately $50 million. Under the contract, Elbit Systems will supply the Israeli Defense Forces (IDF) with its brand new Hermes® 900 unmanned systems along with additional Hermes® 450 unmanned systems to expand the IDF's current Hermes® 450 fleet. In addition, Elbit Systems will supply the IDF with an enhancement of its existing UAS intelligence capabilities. The contract will be carried out over a three-year period.

On May 3, 2010, we and Ness Technologies, Inc. (Ness Technologies) were awarded, through our joint venture NessBit, a contract valued at approximately $25 million by the Israeli Ministry of Defense to supply an information management system for the Israeli Air Force. Elbit Systems and Ness Technologies will equally share the project, in the amount of $12.5 million each, to be performed over the next four years.

Completion of Acquisition of the Balance of Shares in Azimuth Technologies Ltd.

On May 11, 2010, we completed the acquisition of the balance of shares in Azimuth Technologies Ltd. (Azimuth) pursuant to a merger agreement signed by Azimuth and Elbit Systems' wholly owned subsidiary, Elbit Security Systems Ltd., in January 2010.

In November 2008, Elbit Systems purchased 19% of Azimuth's shares. The purchase price for the balance of Azimuth's shares, following certain adjustments made in accordance with the merger agreement, is approximately US$ 41.5 million (NIS 155 million). Pursuant to the terms of the merger agreement, an amount of approximately US$ 1.6 million (NIS 6 million) of the purchase price will be held in trust, to be released to Azimuth's shareholders subject to the terms of the merger agreement.

Azimuth is an Israeli company engaged mainly in the areas of navigation and target acquisition, fire coordination, north finding systems as well as electro-optics for defense and government solutions.

Rating

On May 13, 2010, we received a "Aa1" rating (on a local scale) assigned by Midroog Ltd. to any new unsecured notes in the aggregate amount of up to US$ 350 million which may be issued in the future by the Company.

3.5	Summary Terms of the Offer

We may, from time to time, offer and sell the securities described below in one or more offerings.

•   Up to 10 series of notes (Series A through J) of an aggregate principal amount of up to NIS 2,000,000,000 for each series; and

•   Up to 10 series of warrants (Series 1 through 10), of up to 20,000,000 warrants in each series, each warrant exercisable into NIS 100 principal amount of notes of a series from Series A through J.

This prospectus provides you with a general description of the securities which we may offer. Each time we sell securities we will provide the specific terms and initial public offering prices of these securities in a supplemental shelf offering report. The supplemental shelf offering report may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement together with additional information described below under "3.15 Where You Can Find More Information" before purchasing any of our securities. We will not use this prospectus to confirm sales of any securities that are being registered but not offered under this prospectus, unless it is attached to a supplemental shelf offering report.

We may sell any combination of these securities in one or more offerings. We may sell these securities to or through underwriters and also to other purchasers or through agents. The names of any underwriters or agents will be stated in a supplemental shelf offering report.

3.6	Summary Consolidated Financial Data

Our historical consolidated financial statements are prepared in accordance with U.S. GAAP, and presented in U.S. dollars. The selected historical consolidated financial data set forth below has been derived from our audited consolidated financial statements for the years presented, including from our audited consolidated financial statements as of December 31, 2009, which appear in our 2009 20-F and are incorporated by reference herein. The summary consolidated financial data for the three months ended March 31, 2009 and 2010 have been derived from our unaudited consolidated financial statements incorporated by reference herein.  You should read the selected historical consolidated financial data presented below in conjunction with the audited consolidated financial statements and related notes appearing in our 2009 20-F and our 2010 First Quarter Results Announcement incorporated by reference herein. Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

	Years Ended December 31,
	2009	2008		2007	2006	2005
	(U.S. dollars in millions except for share and per share amounts)
Income Statement Data:
Revenues	$2,832.4		$2,638.3	$1,981.8	$1,523.2	$1,069.9
Cost of revenues	1,982.9		1,870.9	1,454.9	1,149.7	786.6
Restructuring expenses	—		—	10.5	—	3.5
Gross profit	849.5		767.4	516.4	373.5	279.8
Operating Expenses:
Research and development expenses, net	216.8		185.0	127.0	92.2	71.9
Marketing and selling expenses	250.9		198.2	157.4	111.9	78.7
General and administrative expenses	119.3		134.2	107.4	77.5	54.4
Acquired in-process research and development (IPR&D)	—		1.0	16.6	—	7.5
Total operating expenses	587.0		518.4	408.4	281.6	212.5
Operating income	262.5		249.0	108.0	91.9	67.3
Finance expense, net	15.6		36.8	19.4	21.5	11.5
Other income/(expense), net	0.4		94.3	0.4	1.8	(5.3)
Income before taxes on income	247.3		306.5	89.0	72.2	50.5
Taxes on income	38.1		54.3	13.8	20.7	16.3
Equity in net losses/earnings of affiliated companies	19.3		14.4	14.5	14.7	(1.6)
Consolidated net income	228.5		266.6	89.7	66.2	32.6
Less: net income (losses) attributed to non-controlling interests	13.6		62.4	13.0	(6.0)	0.1
Net income attributed to Elbit Systems’ shareholders	214.9		*204.2	76.7	72.2	32.5
Earnings per share:
Basic net earnings per share	5.08		4.85	1.82	1.75	0.80
Diluted net earnings per share	$5.00	$	*4.78	$1.81	$1.72	$0.78

*Including $74 million in net income ($1.73 diluted net earnings per share) from the sale of Mediguide Inc. (Mediguide) shares in 2008

	Three Months Ended March 31
	2010	2009
	(unaudited) (U.S. dollars in millions except for share and per share amounts)

Income Statement Data:
Revenues	618.2	656.9
Cost of revenues	433.7	448.6
Gross profit	184.5	208.3
Operating expenses:
Research and development expenses, net	52.6	45.9
Marketing and selling expenses	54.6	56.9
General and administrative expenses	28.1	28.9
Acquired IPR&D	—	—
Total operating expenses	135.3	131.7
Operating income	49.2	76.6
Financial expense, net	(3.1)	(19.0)
Other income (expense), net	12.9	(0.1)
Income before taxes on income	59.0	57.5
Taxes on income	(10.3)	12.2

Equity in net earnings of affiliated companies and partnership	3.9	4.7
Consolidated net income	52.6	50.0
Less: net income attributable to non-controlling interests	(2.8)	(6.8)
Net income attributable to Elbit Systems' shareholders	49.8	43.2
Earnings per share:
Basic net earnings per share	1.17	1.03
Diluted net earnings per share	1.15	1.02

	March 31,	December 31,
	2010 (Unaudited)	2009	2008	2007	2006	2005
		(U.S. dollars in millions except for share and per share amounts)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	319	$280	$278	$376	$88	$98
Working capital	397	404	290	177	112	227
Long-term deposits, trade receivables and marketable securities	73	49	41	42	6	2
Property, plant and equipment, net	410	405	384	353	295	285
Total assets	3,032	3,054	2,940	2,789	1,773	1,622
Long-term debt	376	387	270	431	125	225
Capital stock	287	284	312	307	301	290
Elbit Systems Ltd. shareholders’ equity	874	833	724	536	493	451
Non-controlling interests	26	24	76	20	7	13
Total equity	900	857	800	556	500	464
Number of outstanding ordinary shares of NIS 1 par value (in thousands)	42,616	42,531	42,079	42,060	42,017	40,967
Dividends paid per ordinary share with respect to the applicable period	0.36	$1.82	$1.42	$0.67	$0.61	$0.54

3.7           Risk Factors

You should carefully consider all of the information contained in and incorporated by reference into this prospectus and, in particular, the following risk factors and any risk factors identified in any supplemental shelf offering report when deciding whether to invest in the securities being offered.  Our business, operating results and financial condition could be seriously harmed due to any of the following risks.  If we do not successfully address any of the risks described below, our business, operating results and financial condition could be materially adversely affected and the share price of Elbit Systems may decline.  We cannot assure you that we will successfully address any of these risks. The risks and uncertainties described in the risk factors below are not the only ones we face.  Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operations and our liquidity.

General Risks Related to Our Business and Market

Our revenues depend on a continued level of government business.

We derive most of our revenues directly or indirectly from government agencies, mainly the Israeli Ministry of Defense (IMOD), the U.S. Department of Defense (DOD) and defense ministries of certain other countries, pursuant to contracts awarded to us under defense-related programs. The funding of these programs is subject to government budgeting decisions affected by numerous factors, including geo-political events and macro-economic conditions that are beyond our control. Government spending under such contracts may cease or may be reduced, which would cause a negative effect on our revenues, results of operations, cash flow and financial condition.

The current worldwide economic and financial situation as well as possible reductions in U.S. defense expenditures may have a material adverse effect on our results.

Since 2008 many of the world’s largest economies and financial institutions have experienced a reduction in economic activity, a decline in asset prices, liquidity problems and limited availability of credit. Also, statements by U.S. government officials indicate that overall U.S. defense spending may decrease. Such factors may result in a reduction in demand and downward pressure on pricing in some or all of our markets, which could adversely affect our business, results of operations and financial condition. The economic and financial situation may: (i) cause the value of our investments in our pension plans to decrease, requiring us to increase our funding of those pension plans; (ii) result in a lower return and value on our assets; (iii) increase the cost or hinder our ability to finance future projects; and (iv) negatively impact our customers, which in turn would negatively impact our ability to collect accounts receivable.

Our contracts may be terminated for convenience of the customer. Our contracts with governments often contain provisions permitting termination for convenience of the customer.

Our subcontracts with non-governmental prime contractors sometimes contain similar provisions. In a minority of these contracts, an early termination for convenience would not entitle us to reimbursement for all of our incurred contract costs or for a proportionate share of our fee or profit for work performed.

We depend on governmental approval of our exports.

Our international sales as well as our international procurement of skilled human resources, technology and components depend largely on export license approvals from the governments of Israel, the U.S. and other countries.  If we fail to obtain material approvals in the future, if material approvals previously obtained are revoked or if government export policies change, our ability to sell our products and services to overseas customers and our ability to obtain goods and services essential to our business could be interrupted, resulting in a material adverse effect on our business, revenues, assets and results of operations.

 As a government contractor, we are subject to a number of procurement rules and regulations.

We are required to comply with specific procurement rules and regulations, which increase our performance and compliance costs. If these rules and regulations change, our costs of complying with them could increase and reduce our margins. In addition, failure to comply with these rules and regulations could result in reductions of the value of contracts, contract modifications or termination, and the assessment of penalties and fines, which could negatively impact our results of operations and financial condition. Failure to comply with these rules and regulations could also lead to suspension or debarment from government contracting or subcontracting for a period of time, which could have a negative impact on our results of operations, financial condition and reputation.

We depend on international operations.

We expect that international sales will continue to account for a significant portion of our revenues for the foreseeable future. As a result, changes in international, political, economic or geographic events could result in significant shortfalls in orders or revenues. These shortfalls could cause our business, financial condition and results of operations to be harmed. In addition to the other risks from international operations set forth in these Risk Factors, some of the risks of doing business internationally include:

●          unexpected changes in regulatory requirements;
●          changes in governmental defense budgets and national priorities;
●          imposition of tariffs and other barriers and restrictions;
●          burdens of complying with a variety of foreign laws;
●          political and economic instability; and
●          changes in diplomatic and trade relationships.

Some of these factors, such as the ability to obtain foreign government approvals and changes in diplomatic relationships, may be affected by Israel’s overall political situation. (See “Risks Related to Our Israeli Operations” below.) In addition, the economic and political stability of the countries of our major customers and suppliers may impact our business.

We have risks related to our pension plans, which could impact our liquidity.

Funding obligations for certain of our pension plans are impacted by the performance of the financial markets and interest rates.  When interest rates are low, like now, or if the financial markets do not provide long-term returns as expected, there is an increased likelihood we may be required to make additional contributions to these pension plans. Because of the volatility in the equity markets, our estimate of future contribution requirements can change dramatically in relatively short periods of time.

We face currency exchange risks.

As more of our revenues are generated in currencies other than the U.S. dollar (which is the functional currency we use for financial reporting purposes), mainly in New Israeli Shekels (NIS), Great Britain Pounds (GBP) and Euros, we are subject to increasingly significant foreign currency risks. For example, we could be negatively affected by exchange rate changes during the period from the date we submit a price proposal until the date of contract award or until the date(s) of payment. Moreover, since a significant portion of our expenses is denominated in NIS, if we do not adequately hedge against exchange rate risks, our financial results could be adversely affected. Accordingly, our level of revenues and profits may be adversely affected by exchange rate fluctuations. (See below “Risks Related to Our Israeli Operations – Changes in the U.S. Dollar – NIS Exchange Rate”.)

We operate in a competitive industry.

The markets in which we participate are highly competitive and characterized by technological change. If we are unable to improve existing systems and products and develop new systems and technologies in order to meet evolving customer demands, our business could be adversely affected. In addition, our competitors could introduce new products with innovative capabilities, which could adversely affect our business. We compete with many large and mid-tier defense contractors on the basis of system performance, cost, overall value, delivery and reputation. Many of these competitors are much larger and have greater resources than us, and therefore may be better positioned to take advantage of economies of scale and develop new technologies. Some of these competitors are also our suppliers in some programs.

Our industry has experienced significant consolidation.

As the number of companies in the defense industry has decreased in recent years, the market share of some prime contractors has increased. In addition, some of these companies are vertically integrated with in-house capabilities similar to ours in certain areas. Failure to maintain good business relations with these major contractors could negatively impact our future business.

A portion of our revenues depends on the commercial aviation industry.

Our sales include products and support services to the commercial and general aviation industry, which recently has been negatively affected by budgetary constraints due to the ongoing economic downturn, changes in fuel costs and the war on terrorism. In addition, the aviation industry is extensively regulated by government agencies which have and will continue to implement new air travel regulations that may have a negative impact on aviation industry revenues. Due to such financial difficulties in the aviation industry, we may not be able to continue to increase or even sustain sales levels of our avionic and aero structure products. Although commercial aviation products and services constitute a relatively small percentage of our sales, if we are unable to increase or sustain levels of sales in these areas, and we are not successful in reducing costs, our results of operations, financial position and cash flow could be adversely affected.

We face risks of changes in costs under fixed-price contracts.

Most of our contracts are fixed-price contracts, as opposed to cost-plus or cost-share type contracts. Generally, a fixed-price contract price is not adjusted as long as the work performed falls within the original contract scope. Therefore, under these contracts, we generally assume the risk that increased or unexpected costs may reduce profits or generate a loss. The risk can be particularly significant under a fixed-price contract involving research and development for new technology, where estimated gross profit or loss from long-term projects may change and such changes in estimated gross profit/loss are recorded on a cumulative catch-up basis. To the extent we underestimate the costs to be incurred in any fixed-price contract, we could experience a loss on the contract, which would have a negative effect on our results of operations, financial position and cash flow.

We face fluctuations in revenues and profit margins.

The level of our revenues may fluctuate over different periods due to changes in pricing or sales volume or our mix of projects during any given period. Moreover, since certain of our project revenues are recognized in connection with achievement of specific performance milestones, we may experience significant fluctuations in year-to-year and quarter-to-quarter financial results. Similarly, our profit margins may vary significantly from project to project as a result of changes in estimated project gross profits that are recorded in results of operations on a cumulative catch-up basis pursuant to the percentage-of-completion accounting method. As a result, comparisons of our financial results for prior periods may not provide a reliable indicator of our future results. Moreover, our share price may be subject to significant fluctuation in response to period-to-period variations in our financial results.

We may experience production delays or liability if suppliers fail to make compliant or timely deliveries.

The manufacturing process for some of our products largely consists of the assembly, integration and testing of purchased components. Some components are available from a small number of suppliers, and in a few cases we work with suppliers that are effectively our sole source. If a supplier stops delivery of such components, finding another source could result in added cost and manufacturing delays. Moreover, if our subcontractors fail to meet their design, delivery schedule or other obligations we could be held liable by our customers, and we may be unable to obtain full or partial recovery from our subcontractors for those liabilities. The foregoing risks could have a material adverse effect on our operating results. In addition, the current global economic situation could impair the ability of our suppliers to meet their obligations to us.

We may be affected by failures of our prime contractors.

We often act as a subcontractor, and a failure of our prime contractor to meet its obligations may affect our ability to receive payments under our subcontract.

Undetected problems in our products could impair our financial results and give rise to potential product liability claims.

If there are defects in the design, production or testing of our or our subcontractors’ products and systems, including our products sold for public safety purposes in the homeland security area, we could face substantial repair, replacement or service costs and potential liability and damage to our reputation. Our efforts to implement appropriate design, testing and manufacturing processes for our products or systems may not be sufficient to prevent such occurrences, which could have a material adverse effect on our business, results of operations and financial condition.

Our future success depends on our ability to develop new offerings and technologies for our current and future markets.

To achieve our business strategies and continue to grow our revenues and operating profits, we must successfully develop new, or adapt or modify our existing, offerings and technologies for our current core defense markets and our future markets, including adjacent and emerging markets. Accordingly, our future performance depends on a number of factors, including our ability to:

•	identify emerging technological trends in our current and future markets;
•	identify additional uses for our existing technology to address customer needs in our current or future markets;

•	develop and maintain competitive products and services for our current and future markets;
•	enhance our offerings by adding innovative features that differentiate our offerings from those of our competitors;
•	develop, manufacture and bring solutions to market quickly at cost-effective prices;
•	develop working prototypes as a condition to receiving contract awards; or
•	effectively structure our business, through the use of joint ventures, teaming agreements and other forms of alliances, to reflect the competitive environment.

To remain competitive in the future, we believe we will need to invest significant financial resources to develop new, and adapt or modify our existing, offerings and technologies, including through internal research and development, acquisitions and joint ventures or other teaming arrangements. In addition, our customers more frequently require demonstration of working prototypes prior to awarding contracts for new programs. These expenditures could divert our attention and resources from other projects and may not ultimately lead to the timely development of new offerings and technologies. Due to the design complexity of our products, we may experience delays in completing the development and introduction of new products. Any delays could result in increased costs and development, deflect resources from other projects or increase the risk that our competitors may develop competing technologies, which gain market acceptance in advance of our products. If we fail in our new product development efforts or our products or services fail to achieve market acceptance more rapidly than our competitors, our ability to procure new contracts could be negatively impacted, which would negatively impact our results of operations and financial condition.

Our business depends on proprietary technology that may be infringed.

Many of our systems and products depend on our proprietary technology for their success. Like other technology oriented companies, we rely on a combination of patents, trade secrets, copyrights and trademarks, together with non-disclosure agreements, contractual confidentiality clauses, including those in employment agreements, and technical measures to establish and protect proprietary rights in our products. Our ability to successfully protect our technology may be limited because:

•	some foreign countries may not protect proprietary rights as comprehensively as the laws of the United States and Israel;
•	detecting infringements and enforcing proprietary rights may be time consuming and costly, diverting management’s attention and company resources;
•	measures such as non-disclosure agreements afford only limited protection;
•	unauthorized parties may copy aspects of our products or technologies to develop similar products or technologies or obtain and use information that we regard as proprietary;
•	our patents may expire, thus providing competitors access to the applicable technology;
•
competitors may independently develop products that are substantially equivalent or superior to our products or circumvent our intellectual property rights; and competitors may register patents in technologies relevant to our business areas.

In addition, others may allege infringement claims against us. The cost of defending infringement claims could be significant, regardless of whether the claims are valid. To the extent we are not successful in defending such claims, we may be prevented from the use or sale of certain of our products, subject to liabilities for damages and required to obtain licenses, which may not be available on reasonable terms, any of which may have a material adverse impact on our business, results of operation or financial condition.

We sometimes have risks relating to financing for our programs.

A number of our major projects require us to arrange, or to provide, guarantees in connection with the customer’s financing of the project. These include commitments by us as well as guarantees provided by financial institutions relating to advance payments received from customers. Customers typically have the right to drawdown against advance payment guarantees if we were to default under the applicable contract. In addition, some customers require that the payment period under the contract be extended for a number of years, sometimes beyond the period of contract performance. In light of the current global liquidity situation we may face difficulties in issuing guarantees or providing financing to our customers.

We are subject to buy-back obligations.

A number of our international programs require us to meet “buy-back” obligations. Should we be unable to meet such obligations we may be subject to contractual penalties, and our chances of receiving further business from the applicable customers could be reduced or, in certain cases, eliminated.

We sometimes participate in risk-sharing contracts.

We sometimes participate in “risk-sharing” type contracts, in which our non-recurring costs are only recoverable if there is a sufficient level of sales for the applicable product, which level of sales typically is not guaranteed. If sales do not occur at the level anticipated, we may not be able to recover our non-recurring costs under the contract.

We would be adversely affected if we are unable to retain key employees.

Our success depends in part on key management, scientific and technical personnel and our continuing ability to attract and retain highly qualified personnel. There is competition for the services of such personnel. The loss of the services of key personnel, and the failure to attract highly qualified personnel in the future, may have a negative impact on our business. Moreover, our competitors may hire and gain access to the expertise of our former employees.

We may face labor relations disputes or not be able to amend collective bargaining agreements in a timely manner.

A number of our subsidiaries in Israel and certain other countries are parties to collective bargaining agreements that cover a substantial number of our employees. These agreements contain a range of conditions that vary depending on the applicable company and are for various periods of time. Disputes with trade unions or other labor relations difficulties as well as failure to timely amend or extend collective bargaining agreements could lead to worker disputes, slow-downs, strikes and other measures, which could negatively impact our results of operations.

We face acquisition and integration risks.

We have in the past made and plan to continue to make acquisitions and investments in companies that we believe complement our business. Acquisitions typically involve a certain amount of risks and uncertainties such as:

•
the difficulty in integrating newly-acquired businesses and operations in an efficient and cost-effective manner and the risk that we encounter significant unanticipated costs or other problems associated with integration;

•	the challenges in achieving strategic objectives, cost savings and other benefits expected from acquisitions;
•	the risk that our markets do not evolve as anticipated and that the technologies acquired do not prove to be those needed to be successful in those markets ;
•	the risk that we assume significant liabilities that exceed the limitations of any applicable indemnification provisions or the financial resources of any indemnifying parties;
•	the potential loss of key employees of the acquired businesses; and
•	the risk of diverting the attention of senior management from our existing operations.

Our acquisitions are subject to governmental approvals.

Most countries require local governmental approval of acquisitions of domestic defense businesses, which approval may be denied if the local government determines the acquisition is not in its national interest. We may also be unable to obtain antitrust approvals for certain acquisitions as our operations expand. Failure to obtain such governmental approvals could negatively impact our future business and prospects.

 Our due diligence in acquisitions may not adequately cover all risks.

There may be liabilities or risks that we fail to discover in performing due diligence investigations relating to businesses we have acquired or may acquire in the future. Examples of these liabilities include employee benefit contribution obligations, estimated costs to complete contracts, environmental liabilities, regulatory compliance liabilities or liabilities for infringement of third party intellectual property rights for which we, as a successor owner, may be responsible. Such risks may include changes in estimated costs to complete programs and estimated future revenues. In addition, there may be additional costs relating to acquisitions including, but not limited to, possible purchase price adjustments provided in the applicable acquisition agreement or impairment write downs, if the value of the acquired company were to decrease after the acquisition, or after follow-on investments in that company. Any indemnification covenants we may obtain from the sellers of businesses we acquire may not be applicable, enforceable, collectible or sufficient to fully offset the possible liabilities. Such liabilities could have a material adverse effect on our business, financial condition, results of operations or prospects. In addition, there may be situations in which our management determines, based on market conditions or other applicable considerations, to pursue an acquisition with limited due diligence or without performing any due diligence at all.

Our share price may be volatile and may decline.

Numerous factors, some of which are beyond our control and unrelated to our operating performance or prospects, may cause the market price of our ordinary shares to fluctuate significantly. Factors affecting market price include, but are not limited to: (i) variations in our operating results and whether we have achieved our key business targets; (ii) sales or purchases of large blocks of stock; (iii) changes in securities analysts’ earnings estimates or recommendations; (iv) differences between reported results and those expected by investors and securities analysts; and (v) changes in our business including announcements of new contracts by us or by our competitors. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities.

Other general factors and market conditions that could affect our stock price include changes in: (i) the market’s perception of our business; (ii) the businesses, earnings estimates or market perceptions of our competitors or customers; (iii) the outlook for the defense industry; (iv) the general market or economic conditions unrelated to our performance; (v) the legislative or regulatory environment; (vi) government defense spending or appropriations; (vii) military or defense activities worldwide; (viii) the level of national or international hostilities; and (ix) the general geo-political environment.

We have risks related to the inherent limitations of internal control systems.

Despite our internal control measures, we may still be subject to financial reporting errors or even fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and any design may fail to achieve its stated goals, under some or all future conditions. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Risks Related to Our Israeli Operations

Conditions in Israel may affect our operations.

Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel, including a war with Hezbollah militants in Lebanon in 2006.  For a number of years there have been ongoing hostilities between Israel and the Palestinians, which have adversely affected the peace process and at times have negatively influenced Israel’s economy as well as its relationship with several other countries. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, has been in control of the Gaza Strip for the past several years. In 2008, Israel engaged in a military action against Hamas in Gaza to prevent continued rocket attacks against Israel. These developments have further strained relations between Israel and the Palestinians. The current political situation between Israel and its neighbors may not improve. These political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth.

Political relations could limit our ability to sell or buy internationally.

We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities. Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel. There can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business.

Reduction in Israeli government spending or changes in priorities for defense products may adversely affect our earnings.

The Israeli government may reduce its expenditures for defense items or change its defense priorities in the coming years. There is no assurance that our programs will not be affected in the future if there is a reduction in Israeli government defense spending for our programs or a change in priorities to products other than ours.

Israel’s economy may become unstable.

Over the years, Israel’s economy has been subject to periods of inflation, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. For these and other reasons, the government of Israel has intervened in the economy employing fiscal and monetary policies, import duties, foreign currency restrictions, controls of wages, prices and foreign currency exchange rates and regulations regarding the lending limits of Israeli banks to companies considered to be in an affiliated group. The Israeli government has periodically changed its policies in these areas. Reoccurrence of previous destabilizing factors could make it more difficult for us to operate our business as we have in the past and could adversely affect our business.

Changes in the U.S. dollar – NIS exchange rate.

The exchange rate between the NIS and the U.S. dollar has fluctuated in recent years. For example, at the end of 2007, 2008 and 2009, the NIS/U.S. dollar exchange rate was 3.846. 3.802, and 3.775 respectively. This represented a strengthening of the NIS against the U.S. dollar of approximately 1.0% in each of 2008 and 2009. During 2009, the NIS/U.S. dollar exchange rate fluctuated significantly.  For example, at the end of each of the fiscal quarters of 2009, the exchange rate of the NIS against the U.S. dollar was 4.188, 3.919, 3.758 and 3.775, respectively.  During the first four months of 2010, the U.S. dollar  weakened against the NIS by approximately 1.6%, and the NIS/U.S. dollar exchange rate as of April 30, 2010 was 3.716. While most of our sales and expenses are denominated in U.S. dollars, a significant portion of our expenses is paid in NIS, and most of our sales to customers in Israel are in NIS. Our primary expenses paid in NIS that are not linked to the dollar are employee expenses in Israel and lease payments on some of our Israeli facilities. As a result, if we do not hedge our position in NIS, a change in the value of the NIS compared to the dollar, which over the past year has undergone numerous fluctuations, could affect our research and development expenses, manufacturing labor costs and general and administrative expenses.

Israeli government programs and tax benefits may be terminated or reduced in the future.

Elbit Systems and some of our Israeli subsidiaries participate in programs of the Israeli Office of the Chief Scientist (OCS) and the Israel Investment Center, for which we receive tax and other benefits as well as funding for the development of technologies and products. The benefits available under these programs depend on meeting specified conditions.  If we fail to comply with these conditions, we may be required to pay additional taxes and penalties, make refunds and may be denied future benefits. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under these programs, and therefore these benefits may not be available in the future at their current levels or at all.

Israeli Law regulates acquisition of a controlling interest in Israeli defense industries.

Israeli legislation regarding the domestic defense industry requires Israeli government approval of an acquisition of a 25% or more equity interest (or a smaller percentage that constitutes a “controlling interest”) in companies such as Elbit Systems. This could limit the ability of a potential purchaser to acquire a significant interest in our shares.

Israel has enhanced its export control regulations.

In recent years the Israeli government adopted laws and regulations regarding enhanced defense export controls and the export of “dual use” items (items that are typically sold in the commercial market but that may also be used in the defense market). If government approvals required under these laws and regulations are not obtained, our ability to export our products from Israel could be negatively impacted, including revocation of authorizations previously granted, thus causing a reduction in our revenues.

Many of our employees and some of our officers are obligated to perform military reserve duty in Israel.

Generally, Israeli adult male citizens and permanent residents are obligated to perform annual military reserve duty up to a specified age. They also may be called to active duty at any time under emergency circumstances, which could have a disruptive impact on our workforce.

It may be difficult to enforce a non-Israeli judgment against us, our officers and directors.

We are incorporated in Israel. Most of our executive officers and directors are not residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce against us or any of those persons in an Israeli court a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws. It may also be difficult to effect service of process on these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions filed in Israel.

A downgrade, suspension, or withdrawal of the rating assigned by a rating agency to the notes we may issue under this prospectus could cause the liquidity or market value of such notes to decline significantly.

A rating of "Aa1" (on a local scale) was assigned by Midroog Ltd. to any new unsecured notes in the aggregate amount of up to US$ 350 million which may be issued in the future by the Company.  We cannot assure you that such rating will remain for any given period of time or that the rating will not be lowered or withdrawn entirely by Midroog Ltd. or any other rating agency if in such rating agency's judgment future circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant.

3.8           Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for continuing operations on a historical basis for the periods indicated:
	Year Ended December 31
	2009	2008	2007	2006	2005
Ratio of earnings to fixed charges (1)	16.4	10.3	4.1	5.5	6.6

	Three months ended March 31
	2010 (Unaudited)	2009 (Unaudited)
Ratio of earnings to fixed charges (1)	16.1	15.9
(1)

Our ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. “Earnings” consist of (i) income from continuing operations before income taxes and before provision for minority interests (excluding equity in net earnings of affiliates), plus Fixed Charges and distributed income in equity investments. "Fixed Charges" consists of interest expense on short-term and long-term loans and an estimated interest factor within our rental expense.

3.9           Use of Proceeds

The net proceeds from any offering, after deduction of the consultants' fees and other expenses and commissions of the offering, will be published in the supplemental shelf offering report for the offering of securities pursuant to this prospectus.

Unless we state otherwise in the applicable supplemental shelf offering report, we intend to use the net proceeds from any offering for general corporate purposes and for such other purposes as mentioned in any supplemental shelf offering report, all subject to the decision of the Company's board of directors from time to time.

Until used by us, as aforementioned, the proceeds of any offering will be invested by us, at our discretion, in non-speculative investments, including, but not limited to, interest bearing monetary deposits, foreign currency deposits, bonds bearing a credit rating of not less than AA (on a local Israeli rating) or its international equivalent credit rating and similar investments.  For the purpose of the foregoing, investment in equity securities, instruments linked to equity securities or to indexes of equity securities or options on securities or in derivative instruments will not be deemed non-speculative investments.

3.10           Capitalization

The following table sets forth our capitalization, at March 31, 2010.

This information should be read in conjunction with our consolidated financial statements and notes thereto included in the 2009 20-F and our 2010 First Quarter Results Announcement, which are incorporated by reference into this prospectus.

As of March 31, 2010 (Unaudited) (U.S. dollars in millions)
Cash, cash equivalents, short-term bank deposits and marketable securities	$319.3

Long-term loans (including current maturities)	$378.7

Elbit Systems shareholders’ equity:
Ordinary shares of NIS 1 par value: authorized 80,000,000 shares; issued 43,025,390 shares and outstanding 42,616,469 shares	12.0
Additional paid-in capital	275.4
Treasury shares – 408,921 shares	(4.3)
Accumulated other comprehensive loss	(16.6)
Retained earnings	608.2
Total Elbit Systems shareholders’ equity	$874.7

Total capitalization	934.1

3.11           Expenses of the Offering

The aggregate amount that we will pay for consulting fees, distribution fees and commitment fees and other commissions and expenses in connection with an offering under this prospectus will be published in the supplemental shelf offering reports.

3.12           Incorporation of Certain Documents by Reference

We are allowed to "incorporate by reference" the information we file with the Israel Securities Authority (ISA) on the Magna system, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

(A)	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the ISA on the Magna system on March 10, 2010; and

(B)
Our reports on Form 6-K submitted with the SEC on March 10, 2010, March 16, 2010, March 25, 2010, April 13, 2010, April 19, 2010, April 26, 2010, May 3, 2010, May 11, 2010, May 12, 2010 and May 13, 2010 (two Form 6-K's). The attachments to these Form 6-K's have also been filed with the ISA on the Magna system.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

You may obtain a copy of any or all of these filings at no cost, by writing or telephoning us at the following address:

    Elbit Systems Ltd.
Advanced Technology Center,
Haifa 31053,
Israel

Attn: Ronit Zmiri
VP and Corporate Secretary
Direct tel: (972)-4-831-6632
Direct fax: (972)-4-831-6659

Our ordinary shares are listed on the TASE. However, because our ordinary shares are also listed on the NASDAQ Global Select Market (Nasdaq), we are exempt from certain of the reporting obligations specified in Chapter Six of the Israel Securities Law, 1968, that would otherwise be applicable to a company traded on the TASE, provided that a copy of each report submitted in accordance with applicable United States law or Nasdaq rules is filed with the ISA and the TASE within the time specified under Israeli law.

3.13           Indemnification of Directors and Officers

Exemption, Insurance and Indemnification of Directors and Officers

Exemption, Insurance and Indemnification under the Companies Law

Under the Israeli Companies Law – 1999 (the Companies Law), an Israeli company may not exempt an Office Holder (as defined in the Companies Law) from liability with respect to a breach of his or her duty of loyalty, but may exempt in advance an Office Holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care, provided that a relevant provision is included in the company’s articles of association. However, a company may not exempt in advance a director from his or her liability to the company with respect to a breach of duty of care in connection with a distribution made by the company.

The Companies Law permits a company to obtain an insurance policy covering liabilities of Office Holders resulting from a breach of the Office Holder’s duty of care to the company or to another person, provided that a relevant provision is included in the company’s articles of association. Insurance may also be obtained to cover liabilities from the breach of his or her fiduciary duty to the company, to the extent that the Office Holder acted in good faith and had reasonable cause to believe that the act would not prejudice the interests of the company. It may also cover monetary liabilities charged against an Office Holder while serving the company.

Under the Companies Law, a company may indemnify an Office Holder against any monetary liability incurred in his or her capacity as an Office Holder whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by a court. A company can also indemnify an Office Holder against reasonable litigation expenses including attorneys’ fees, incurred by him or her in his or her capacity as an Office Holder, in a proceeding instituted against him or her by the company, on its behalf or by a third party, or in connection with criminal proceedings in which the Office Holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent, or in which an indictment was not brought against the Office Holder. These indemnifications are subject to the inclusion of relevant provisions in the company’s articles of association.

Also under the Companies Law, provided that a relevant provision is included in the company’s articles of association, a company may indemnify an Office Holder against reasonable litigation expenses, including attorneys’ fees, incurred by him or her in his or her capacity as an Office Holder, in an investigation or proceeding by an authority authorized to conduct such investigation or proceeding in which no indictment was filed and no monetary payments in lieu of criminal proceedings were imposed against the Office Holder, or monetary payments in lieu of criminal proceedings were imposed on him or her provided that the alleged criminal offense does not require proof of criminal intent.

Under the Companies Law, a company may indemnify an Office Holder in respect of certain liabilities, either in advance of an event or following an event. If a company undertakes to indemnify an Office Holder in advance of an event, the indemnification, other than reasonable litigation expenses, must be limited to foreseeable events in light of the company’s actual activities at the time the company undertook such indemnification and also limited to reasonable amounts or criteria under the circumstances, as determined by the board of directors, and the undertaking to indemnity will specify any such events, amounts or criteria.

A company may not indemnify an Office Holder or enter into an insurance contract that would provide coverage for any monetary liability incurred or exempt an Office Holder from liability towards the company with respect to each of the following:

(1)
a breach of fiduciary duty, except for a breach of a fiduciary duty to the company while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the company;

(2)	a willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care other than mere negligence;

(3)	an act done with the intent to unlawfully realize a personal gain; or

(4)	a fine or monetary penalty imposed upon such Office Holder.

Insurance and Indemnification under the Articles of Association

Elbit Systems’ Articles of Association allow for directors and officers liability insurance, subject to the provisions of the Companies Law. This insurance may cover:

(1)	a breach of his or her duty of care to Elbit Systems or to another person;

(2)
a breach of his or her fiduciary duty to Elbit Systems, provided that the director or officer acted in good faith and had reasonable cause to assume that his or her act would not harm the interests of Elbit Systems; or

(3)	any other event for which insurance of a director or officer is permitted.

In addition, Elbit Systems’ Articles of Association permit indemnification, retroactively or in advance, of a director or officer against:

(1)
a monetary liability imposed on the director or officer or paid by him or her in favor of a third party under a judgment, including a judgment by way of compromise or a judgment of an arbitrator approved by a court; however, such undertaking will be limited to events which, in the Board’s opinion, are foreseeable in light of the Elbit Systems’ actual activities at the time of granting the obligation to indemnify, and to a sum or criteria as the Board deems reasonable under the circumstances, and the undertaking to indemnify will specify the aforementioned events and sum or criteria.

(2)
reasonable legal fees incurred by a director or officer in an investigation or proceeding conducted against him by an authority authorized to conduct such investigation or procedure, provided that such investigation or procedure (i) concludes without the filing of an indictment against the director or officer and without imposition of monetary payment in lieu of criminal proceedings, or (ii) concludes with imposing on the director or officer monetary payment in lieu of criminal proceedings, provided that the alleged criminal offense in question does not require proof of criminal intent.

(3)	reasonable expenses of the proceedings, including lawyers fees, expended by the director or officer or imposed on him or her by the court for:

(a)	proceedings issued against him or her by or on Elbit Systems’ behalf or by a third party;

(b)	criminal proceedings from which the director or officer was acquitted; or

(c)	criminal proceedings in which he or she was convicted but that do not require proof of criminal intent; or

(4)	any other liability or expense for which it is or may be permissible to indemnify a director or an officer.

The Articles of Association permit the grant of similar indemnification to any person acting on behalf or at the request of Elbit Systems as a director or officer of another company in which Elbit Systems is directly or indirectly a shareholder or has any interest.

However, any indemnification so granted by Elbit Systems may not exceed 25% of Elbit Systems’ consolidated equity as reflected in our last consolidated annual financial statements published prior to the payment of such indemnification.

Elbit Systems’ Audit Committee, Board and shareholders approved the grant to members of our Board of indemnification letters reflecting the above conditions and limitations. Similar letters were also approved by the Audit Committee and the Board for grant to Office Holders of Elbit Systems who are not directors.

In August 2009, a general meeting of Elbit Systems’ shareholders approved a framework resolution that allows Elbit Systems to purchase directors and officers (D&O) liability insurance that meets the framework resolution’s terms. The framework resolution covers a five-year period beginning in August 2009, or until the close of our shareholders’ annual general meeting to be held in 2014, whichever occurs later, and allows for an aggregate increase of insurance coverage of up to $70 million (from the then current level of $45 million) for any year covered by the policy. As of February 28, 2010, the D&O policy’s limit of liability was up to $60 million. The framework resolution also allows for an increase of up to a maximum aggregate of 125% of the then current annual premium ($391,400). As of February 28, 2010, the annual premium was $437,100. The Audit Committee and the Board must approve that any purchase of D&O insurance falls within the terms of the framework resolution.

3.14           Directors

Below is a list of our directors as of the date of this prospectus:

•	Michael Federmann
•	Moshe Arad
•	Avraham Asheri
•	Rina Baum
•	David Federmann
•	Yehoshua Gleitman
•	Yigal Ne'eman
•	Dov Ninveh
•	Nathan Sharony

3.15           Where You Can Find More Information

We are subject to the reporting requirements of the US Securities Exchange Act of 1934 that are applicable to a foreign private issuer. In accordance with the U.S. Securities Exchange Act of 1934, we file reports, including annual reports on Form 20-F. In addition, we file interim financial information on Form 6-K on a quarterly basis. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders.  Reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov). Our Internet address is http://www.elbitsystems.com. You may also find our reports filed with the ISA on the Magna site whose address is www.magna.isa.gov.il.

3.16           Legal Matters

Certain legal matters with respect to this offering are being passed upon for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. of Tel-Aviv, Israel.

3.17           Experts

Kost Forer Gabbay & Kasierer, independent registered public accounting firm, and a member firm of Ernst & Young Global, has audited our consolidated financial statements and schedules for the year ended December 31, 2009, included in our 2009 20-F, and the effectiveness of our internal control over financial reporting as of December 31, 2009, as set forth in their reports, which are incorporated by reference in this prospectus. Our consolidated financial statements and schedules are incorporated by reference in reliance on Kost Forer Gabbay & Kasierer's reports, given on their authority as experts in accounting and auditing.

The offices of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, are located at 3 Aminadav St., Tel Aviv, 67067, Israel.

The independent registered public accounting firms (i) Somekh Chaikin, a member firm of KPMG International, (ii) Brightman Almagor & Co., a member firm of Deloitte Touche  Tohmatsu, (iii) Kesselman & Kesselman, a member firm of Pricewaterhouse Coopers International Limited, and (iv) Hoberman, Miller, Goldstein & Lesser, CPA's, P.C., have audited the financial statements of certain of our majority-owned subsidiaries, as set forth in their reports which are incorporated by reference into this prospectus upon the authority of said firms as experts in accounting and auditing.

The offices of Somekh Chaikin, a member firm of KPMG International, are located at KPMG Millennium Tower 17 Ha'arba'a St., 64739, Israel.  The offices of Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, are located at 1 Azrieli Center, Tel Aviv, 67021, Israel. The offices of Kesselman & Kesselman, a member firm of Pricewaterhouse Coopers International Limited, are located at Trade Tower 25 Hamered St., Tel Aviv, 68125, Israel. The offices of Hoberman, Miller, Goldstein & Lesser, CPA's, P.C., are located at 226 West 26th Street, New York, NY 10001-6785.

3.18           Reliance

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement thereof.  We have not, and the consultants have not, authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not, and the consultants are not, making an offer to sell the securities that may be offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted.  The information in this prospectus is accurate only as of the date on the inside front cover of this prospectus or such earlier date that is indicated in this prospectus.  Our business, financial condition, results of operations and prospects may have changed since such date.